Exhibit 99.2
ROCKY BRANDS, INC. AND SUBSIDIARIES
SCHEDULE II
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS DECEMBER 31, 2006, 2005 AND 2004

		Balance		Additions
	Balance at	Acquired		Charged to
	Beginning of	From EJ		Costs and			Balance at
DESCRIPTION	Period	Footwear		Expenses	Deductions		End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year ended December 31, 2006	$984,800	$—		$520,620	$(667,420	)(1)	$838,000
Year ended December 31, 2005	$715,000	$603,592		$106,799	$(440,591	)(1)	$984,800
Year ended December 31, 2004	$620,000	$—		$76,189	$18,811	(1)	$715,000

VALUATION ALLOWANCE FOR DEFERRRED TAX ASSETS
Year ended December 31, 2006	$314,332	$—		$88,626	$—		$402,958
Year ended December 31, 2005	$—	$314,332	(2)	$—	$—		$314,332
Year ended December 31, 2004	$—	$—		$—	$—		$—

(1)	Amount charged off, net of recoveries.

(2)	To the extent the valuation allowance acquired from EJ Footwear Group is reduced, this reduction will be reflected as a reduction of goodwill.